Exhibit 16

April 12, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Evolving Systems, Inc. and, under the date of March 14, 2007, we reported on the consolidated financial statements of Evolving Systems, Inc. and subsidiaries as of and for the years ended December 31, 2006 and 2005.  On April 6, 2007, we were dismissed. We have read Evolving Systems, Inc.’s statements included under Item 4.01 of its Form 8-K dated April 6, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with Evolving Systems, Inc.’s statements in the first paragraph.

Very truly yours,

KPMG LLP